Mail Stop 4561

August 20, 2009

Daniel M. O'Donnell
Chief Executive Officer
Banks.com, Inc.
222 Kearny Street, Suite 550
San Francisco, CA 94108

> **Re:** **Banks.com, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **File No. 001-33074**

Dear Mr. O'Donnell:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Patrick Gilmore
Accounting Branch Chief